Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, Jim F. Cuttle, B.Sc., P.Geo.,, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Caballo Blanco Project and to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins on January 28, 2015, with an effective date as of May 7, 2012 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Signature of Qualified Person

Name of Qualified Person

Title of Qualified Person

March 30, 2016